As filed with the Securities and Exchange Commission on February 27, 2002

REGISTRATION NO. 333-81868

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NUI CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

_________________

New Jersey (State or Other Jurisdiction of Incorporation)	22-3708029 (I.R.S. Employer Identification Number)

550 Route 202-206
P.O. Box 760
Bedminster, New Jersey 07921-0760
(908)  781-0500
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

_________________

John Kean, Jr.
550 Route 202-206
P.O. Box 760
Bedminster, New Jersey 07921-0760
(908)  781-0500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

_________________

Michael W. Zelenty, Esq.
Pitney, Hardin, Kipp & Szuch LLP
200 Campus Drive
Florham Park, New Jersey 07932-0950
(973)  966-6300

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:  From time to time after the registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-81868

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)(3)	Amount of maximum registration fee
Debt Securities (4)
Preferred Stock, no par value per share (5)
Common Stock, no par value per share (6) (7)
Total	$150,000,000	$35,850	*

(1)  Not specified as to each class of securities to be registered pursuant to General Instruction II(D) to Form S-3.

(2)  Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act. In no event will the aggregate initial offering price of all securities offered from time to time exceed $150,000,000, or the equivalent thereof in foreign currencies. The aggregate amount of common stock is further limited to that which is permissible under Rule 415(a)(4). Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.

(3)  We will determine the proposed maximum initial offering price per unit from time to time, in connection with, and at the time of the issuance by us of the securities registered hereunder.

(4)  Subject to Footnote (2), we are registering hereunder an indeterminate principal amount of debt securities as we may issue from time to time. If any such debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate initial offering price of up to $150,000,000.

(5)  Subject to Footnote (2), we are registering hereunder an indeterminate number of shares of preferred stock as we may issue from time to time.

(6)  Subject to Footnote (2), we are registering hereunder an indeterminate number of shares of common stock as we may (a) issue from time to time, including common stock issuable upon conversion or exchange of debt securities; and (b) sell by or for the account of selling shareholders.

(7)  This registration statement also relates to rights to purchase shares of the registrant’s junior preferred stock, no par value per share, which are attached to all shares of common stock. Until the occurrence of certain prescribed events, the rights are not exercisable, are evidenced by the certificates representing the common stock and are transferred with and only with the common stock. The value attributable to the rights, if any, is reflected in the value of the common stock and no separate consideration will be received for the rights.

*  Previously paid.

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EXPLANATORY NOTE

This Post-Effective Amendment No. 1 has been filed pursuant to Rule 462(c) promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and relates to the Registration Statement on Form S-3 (File No. 333-81868) as amended by a Pre-Effective Amendment No. 1 on Form S-3/A (the “Registration Statement”). This Post-Effective Amendment amends the Registration Statement to reflect that each share of the registrant’s no par value common stock registered hereunder has attached thereto related preferred stock purchase rights.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Post-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bedminster, State of New Jersey, on the 27th day of February, 2002.

NUI CORPORATION By: JOHN KEAN, JR —————————————— John Kean, Jr. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

/s/	JOHN KEAN, JR. —————————— JOHN KEAN, JR.	President, Chief Executive Officer and Director (Principal executive officer)	February 27, 2002

/s/	* —————————— JOHN KEAN	Chairman and Director	February 27, 2002

/s/	A. MARK ABRAMOVIC —————————— A. MARK ABRAMOVIC	Senior Vice President, Chief Operating Officer and Chief Financial Officer (Principal financial and accounting officer)	February 27, 2002

/s/	—————————— DR. VERA KING FARRIS	Director	February __, 2002

/s/	—————————— JAMES J. FORESE	Director	February __, 2002

/s/	* —————————— J. RUSSELL HAWKINS	Director	February 27, 2002

/s/	* —————————— BERNARD S. LEE	Director	February 27, 2002

/s/	—————————— R.V. WHISNAND	Director	February __, 2002

* By:  JOHN KEAN, JR.
          JOHN KEAN, JR., as
          attorney-in-fact for
          each of the persons
          indicated by an asterisk